SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                 SCHEDULE 13G/A
                                (Amendment No. 1)




                  INFORMATION STATEMENT PURSUANT TO RULES 13d-1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Sterling Chemicals, Inc.
                            -------------------------
                                (Name of Issuer)



                        Common Stock and Class A Warrants
                        ---------------------------------
                         (Title of Class of Securities)



                             859166100 and 859166118
                             -----------------------
                                 (CUSIP Number)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|_|  Rule 13d-1(c)

|X| Rule 13d-1(d)

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



                                                                    SCHEDULE 13G

CUSIP No.  859166100 and 859166118
------------------------------------------
1) NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Mariner Investment Group, Inc.
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3) SEC USE ONLY


--------------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                               5) SOLE VOTING POWER

         NUMBER                          333,963
         OF                    -------------------------------------------------
         SHARES                6) SHARED VOTING POWER
         BENEFICIALLY
         OWNED BY                        None
         EACH                  -------------------------------------------------
         REPORTING             7) SOLE DISPOSITIVE POWER
         PERSON
         WITH                            333,963
                               -------------------------------------------------
                               8) SHARED DISPOSITIVE POWER None
--------------------------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             333,963
--------------------------------------------------------------------------------
10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES                                                            |_|

--------------------------------------------------------------------------------
11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       11.50%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

      IA
--------------------------------------------------------------------------------

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Item 1(a).    Name of Issuer:

Sterling Chemicals, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

333 Clay Street, Suite 3600
Houston, Texas  77002

Item 2(a).    Name of Person Filing:

Mariner Investment Group, Inc.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

780 Third Avenue, 16th Floor
New York, New York 10017

Item 2(c).    Citizenship:

New York

Item 2(d).    Title of Class of Securities:

Common Stock and Warrants

Item 2(e).    CUSIP Number: 859166100 and 859166118

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), whether the person filing is a:

            |_|   (a) Broker or Dealer Registered Under Section 15 of the Act

            |_|   (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c)

            |_|   (c) Insurance Company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c)

            |_|   (d) Investment Company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8)

            |X|   (e) Investment Adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E)

            |_|   (f) Employee benefit plan or endowment fund in accordance with
                      ss.240.13d- 1(b)(1)(ii)(F)

            |_|   (g) Parent Holding Company or control person in accordance with ss.240.13d- 1(b)(ii)(G)

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

            |_|   (h) Savings Association as defined in ss.3(b) of the Federal
                      Deposit Insurance Act (12 U.S.C. 1813)

            |_|   (i) Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            |_|   (j) Group, in accordance with ss.240.13d-1(b)(ii)(J)


Item 4.       Ownership.

            (a) Amount beneficially owned: 333,963

            (b) Percent of class: 11.50%

            (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 333,963 (see
                        Note 1)

                  (ii)  Shared power to vote or to direct the vote: None

                  (iii) Sole power to dispose or to direct the disposition of:
                        333,963 (see Note 1)

                  (iv)  Shared power to dispose or to direct the disposition of:
                        None

The aggregate number of shares to which this Schedule 13G relates is 333,963 shares which is comprised of 255,015 shares of common stock (cusip 859166100) and 78,948 warrants (cusip 859166118), representing 11.50% of the 2,903,948 shares outstanding. This latter number is arrived at by adding the number of shares outstanding as reported in the issuer's most recent 10-K for fiscal year ended 12/31/2004 (2,825,000) plus the warrants issued to the reporting person (78,948).

      Note 1. Mariner Investment Group, Inc. ("Mariner"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to several investment companies exempt from the Investment Company Act of 1940, and serves as investment manager to certain other separate accounts. These investment companies and accounts are the "Funds". In its role as investment adviser or manager, Mariner possesses voting and/or investment power over securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Mariner disclaims benefial ownership of such securities.

Item 5.       Ownership of Five Percent or Less of a Class.

              Not  applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

      All Securities reported in this schedule are owned by advisory clients of Mariner, no one of which to the knowledge of Mariner owns more than 5% of the class. Mariner disclaims beneficial ownership of all such securities.



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

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable

Item 8.       Identification and Classification of Members of the Group.

              Not applicable

Item 9.       Notice of Dissolution of Group.

              Not applicable

Item 10.      Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



                                                        April 11, 2005
                                               -------------------------------
                                                        Date


                                               Russell A. Thompson
                                               --------------------------------
                                                        Signature

                                               /s/ Russell A. Thompson
                                               ---------------------------------
                                               Deputy General Counsel and
                                               Chief Compliance Officer

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